September 17, 2019

Brian Wendling
Senior Vice President, Controller and Principal Financial Officer
GCI, LLC
12300 Liberty Boulevard
Englewood, CO 80112

       Re: GCI, LLC
           Form 10-K for the Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 000-05890

Dear Mr. Wendling:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Results of Operations - Consolidated
Adjusted EBITDA, page II-5

1. You refer to Note 15 of the financial statements for a reconciliation of Adjusted OIBDA to Operating Income (loss) and Earnings (loss) from continuing operations before income taxes. The notes to the financial statement may not include non-GAAP measures.
       Additionally, the ASC 280 reconciliation is not a substitute for the required non-GAAP reconciliation. Refer to Item 10(e)(ii)(C) of Regulation S-K. In this regard, please

       - provide the required reconciliation for your non-GAAP measure, Adjusted EBITDA, and define it hereunder, starting with its most comparable GAAP measure.
       - omit the non-GAAP reference in the segment footnotes.

       Please also comply with this comment in your Forms 10-Q and 8-K. Brian Wendling
GCI, LLC
September 17, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Kathryn
Jacobson, Senior Staff Accountant at (202) 551-3365 with any questions.



FirstName LastNameBrian Wendling                          Sincerely,
Comapany NameGCI, LLC
                                                          Division of
Corporation Finance
September 17, 2019 Page 2                                 Office of
Telecommunications
FirstName LastName